UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:
1. A press release from Pearson plc announcing ' Trading Statement'

Press Release
19 January 2011

PEARSON TRADING STATEMENT

RAISING GUIDANCE FOR 2010;
ADJUSTED EARNINGS PER SHARE EXPECTED TO GROW APPROXIMATELY 16%;
2011 EXPECTED TO BE ANOTHER GOOD YEAR

Pearson, the world's leading learning company, is today providing its regular January trading update. We will report preliminary results for 2010 on 28 February 2011.

All of Pearson's major businesses sustained their strong trading momentum throughout 2010. We will report healthy sales growth and further margin improvement, fuelled by our consistent investment in the global learning industry, in digital services and in developing economies.

As a result, we now expect to report continuing operating profits for 2010 of approximately £850m, a headline increase of approximately 20% (compared with £710m in 2009, excluding Interactive Data, which was sold in July 2010, from both years).  We expect to report adjusted earnings of approximately 76p per share, an increase of approximately 16% on 65.4p in 2009, and ahead of our previous guidance of approximately 72p.

Marjorie Scardino, chief executive, said: "For the third successive year, our growth is vigorous even though market conditions have been anaemic. That confirms the soundness of our strategy and the increasing strength of our market positions. We are on the right road and set out on 2011 with confidence that we will have another good year."

Our North American education business continues to achieve market share gains and significant growth in digital learning and will report good sales growth and margin improvement. We have benefited once again from healthy demand and our consistent industry-leading performance in higher education, though the continued pressure on state budgets has constrained our school publishing and testing businesses.

In International education, we posted a strong fourth quarter. Developing markets, digital learning, assessment and English Language Teaching were all strong, while developed markets and school publishing remained subdued. We are successfully integrating recent bolt-on acquisitions in China, Brazil, South Africa and Nigeria. On 18 January 2011, we announced that we had taken a controlling stake in TutorVista, expanding our presence into global online tutoring and the school market in India.

Our professional education business remained steady in the fourth quarter, with good growth in Professional Testing and digital publishing once again offsetting challenging conditions in the physical book market. On 11 January 2011, we announced a 12-year extension of our relationship with the Graduate Management Admission Council to administer the Graduate Management Admission Test.

The Financial Times Group finished the year strongly and we will report substantial profit growth (excluding Interactive Data which was sold in July 2010). Advertising markets continued to improve and our subscription-based revenues remained resilient.

Penguin continues to benefit from its leadership in the rapidly-expanding market for digital reading and has posted a very good competitive performance.  We performed strongly in our key trading season and will report record results despite tough conditions in the physical book retail market.

For the full year, we continue to expect our total interest charge to adjusted earnings to be approximately £90m. We now expect our effective tax rate to be around the low end of our previous guidance of 25-27%.

ENDS

For more information:

Luke Swanson / Simon Mays-Smith / Charles Goldsmith
+ 44 (0)207 010 2310

Forward-looking statements:
Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated costs savings and synergies and the execution of Pearson's strategy, are forward looking statements. By their nature, forward looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents. Any forward looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 19 January, 2011

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary